Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 4, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins. Accounting Branch Chief

Barbara C. Jacobs, Assistant Director

Frank Knapp, Staff Accountant

Edwin Kim, Staff Attorney

Re:Twitter, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 001-36164

Ladies and Gentlemen:

On behalf of Twitter, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated March 31, 2017 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than April 28, 2017.

Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Lisa Stimmell

Lisa Stimmell

cc:	Jack Dorsey, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

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